UF 6-13-02

02022359

D STATES
CHANGE COMMISSION
n, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18273

RECEIVED JUN 0 6 2002 SEC MAIL PROCESSING SECTION 164 D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QUEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 MADISON AVE

(No. and Street)

FAIR OAKS, CA 95628

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA GORE (916)863-7862

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWNELL, W. PIERCE

(Name — if individual, state last, first, middle name)

7 MT. LASSEN DR #D-254 SAN RAFAEL, CA 94903

(Address) (City) (State) Zip Code)

CHECK ONE:

- Xx Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUN 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J SCHOEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUEST SECURITIES, INC, as of MARCH 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Robert J. Schoen
Signature

President
Title

Charles P Fracisco
Notary Public

CHARLES P. FRACISCO
COMM. # 1313732
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
COMM. EXP. AUG. 15, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Reconciliation of Company's 3/31/02 focus report net capital to audited statements

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Alameda

On May 24, 2002 before me, Charles P. Fracisco
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Robert J. Schoen
Name(s) of Signer(s)

☒ personally known to me – OR – ☐ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(ies), and that by his/~~her~~/~~their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

CHARLES P. FRACISCO
COMM. # 1313732
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
COMM. EXP. AUG. 15, 2005
MGC1

WITNESS my hand and official seal.

Charles P Fracisco
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______

☐ Individual
☐ Corporate Officer
Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: ______

Signer's Name: ______

☐ Individual
☐ Corporate Officer
Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: ______

QUEST SECURITIES, INC.

TABLE OF CONTENTS

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Quest Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

I have audited the balance sheet of Quest Securities, Inc. as of March 31, 2002 and the related statements of net income and changes in retained earnings and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test bases, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Securities, Inc. as of March 31, 2002 and results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

My audit has been performed for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such

W. PIERCE BROWNELL
Certified Public Accountant

information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements as a whole. This report is intended for information and use of management, the Securities and Exchange Commission, the National Association of securities dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Pierce Brownell

San Rafael, CA
May 16, 2002

QUEST SECURITIES, INC.
BALANCE SHEET
AS OF MARCH 31, 2002

Cash on hand and in checking accounts	49,747
Cash held by brokerage firm	11,700
Money market-cash	16,776
Commissions and concessions receivable	85,859
Other accounts receivable	1,037
Deferred income tax benefit	3,759
Prepaid expenses	
Prepaid income taxes	5,579
Investments @market-cost = $26,941	35,732
Equipment/furnishings	
Net of $26,08 accumulated depreciation	11,868
Other assets-deposits	2,549
TOTAL ASSETS	224,606

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions/concessions payable	70,479
Accounts payable	13,416
Deferred income taxes payable	2,532
TOTAL LIABILITIES	86,427
STOCKHOLDER'S EQUITY	
Common stock 2,000 shares authorized	
333 issued and outstanding	333
Paid-in capital	4,667
Retained earnings-Per Exhibit B	133,179
TOTAL STOCKHOLDER'S EQUITY	138,179
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	224,606

Exhibit A

The accompanying notes are an integral part of these financial statements

QUEST SECURITIES, INC.
STATEMENT OF LOSS
AND CHANGES IN RETAINED EARNINGS
FOR YEAR ENDED MARCH 31, 2002

REVENUES	
Commissions and advisory fees	1,171,651
Miscellaneous fees and reimbursements	15,467
(Losses) on security transactions	(18,960)
Interest income	898
TOTAL REVENUE	1,169,056
EXPENSES	
Commission and salary to shareholder	62,770
Commissions to others	941,818
Brokerage charges	7,431
Office overhead	197
Membership fees	1,067
Telephone and utilities	14,141
Insurance	8,827
Rent	32,046
Licenses, taxes and fees	5,593
Legal and professional fees	8,056
Advertising	1,551
Printing, publications, reproductions	
Travel/entertainment	793
Auto expense	1,825
Equipment leases	5,636
Stamps and supplies	11,321
Depreciation	5,243
Salaries	80,040
Payroll taxes	5,838
Interest and bank charges	83
'Due Dilligednce and education	979
TOTAL EXPENSES	1,196,255
(LOSS) FROM OPERATIONS	(27,199)
Less provision for income taxes	(57)
TOTAL (LOSS)	(27,142)
Add: Retained earnings-April 1, 2001	160,321
RETAINED EARNINGS, MARCH 31,2002	
To Exhibit A	133,179

Exhibit B

The accompanying notes are an integral part of these financial statements

QUEST SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED MARCH 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
(LOSS)-Per Exhibit B	(27,142)
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on security transactions	18,960
Depreciation	5,243
(Increase) decrease in commissions receivable	(15,802)
(Increase) decrease in other receivables	(478)
(Increase) in prepaid income taxes	(5,579)
(Increase) in deferred tax benefit	713
Decrease in prepaid expenses	2,229
Increase (decrease) in commissions payable	11,450
(Decrease) increase in accounts payable	(2,464)
Increase (decrease) in income taxes payable	(682)
(Decrease) in deferred taxes payable	(933)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**(14,485)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sales of securities	10,125
Less securities purchased	(20,370)
Office equipment purchased	(408)
CASH (USED IN) INVESTMENT ACTIVITIES	**(10,653)**
TOTAL INCREASE IN CASH AND CASH EQUIVALENTS	(25,138)
CASH BALANCE, APRIL 1, 2001	103,261
CASH BALANCE, MARCH 31, 2002	**78,123**
As shown on Exhibit A:	
Cash on hand/in banks	49,747
Cash held by brokerage firm	11,700
Money market	16,776
Amounts paid on income taxes during year	6,424
Amounts paid on interest during year	0

Exhibit C
The accompanying notes are an integral part of these financial statements

QUEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2002

1) ACCOUNTING POLICIES

a) Revenues and expenses are recorded when incurred rather than when the cash is received or paid. Commission revenue and the related commission expense is recorded on the trade date of the transaction.

b) Depreciation is based on a five year life using the straight line method.

c) Cash Equivalents-the cash accounted for in the statement of cash flows includes cash in checking accounts, money market funds and the cash held by Wedbush Morgan, the Company's clearing broker. The total held by Wedbush, $11,700 on March 31, 2002 and $25,037 on March 31, 2001 shown on Exhibit A includes $10,000 held as a deposit for clearing transactions.

d) Use of Estimates-the financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for litigation, income taxes, sales rebates, and inventory and accounts receivable exposures.

2) RELATED PARTY TRANSACTIONS

The Company's 100% shareholder, Robert J. Schoen, was, at one time, the owner of Guardian Financial Corp. Guardian has since merged with Quest Securities, Inc. This company, which, except for the tax effect discussed below, is expected to have no effect on the operations of the Company. The commission and salary paid Schoen are shown on Exhibit B.

(Continued on next page)

3) INCOME TAXES

Shown below is the explanation of amounts included in various account balances throughout these financial statements that affect income taxes:

a) Deferred Tax Benefit - is the result of deductions included in these and previous financial statements that are estimated to be available for Federal and State returns in later years. As shown on Exhibit A, this amount is $3,759 AS OF March 31, 2002 and $4,472 as of March 31, 2000.

The components of deferred tax benefit for Federal and State Income taxes are shown below with the applicable valuation reserve for that portion of the benefit that is estimated to be unutilized. The losses shown below can only be used to offset future gains.

	Tax Benefit Before Valuation Reserve	Valuation Reserve	Tax Benefit
$21,419 Capital Loss Carryforward from Guardian Financial Corp	5,106	4,084	1,022
$53,174 realized and cumulative unrealized losses on the Company's securities holdings	12,676	10,059	2,617
Federal tax on $800 State Tax not allowed until year 2003	120		120
Total for March 31, 2002	17,902	14,129	**3,759**
Comparable totals for March 31, 2001	13,739	9,267	4,472

Continued on next page

	YEAR ENDED MARCH 31, 2002	2001
b) Provision for Income Taxes -		
Federal Tax on Net Income before Income Taxes shown on Exhibit B ($-27,199 & $23,863 X 34%	(9,247)	8,113
Federal Tax(Savings) addition for lower brackets	5,168	(4,533)
State Income Tax for year ended March 31, 2002 & 2001 included in Exhibit B	1,058	3,628
Federal and State Income Tax on disallowed Deductions for income tax purposes	95	238
Valuation reserve adjustment for deferred losses	(2,869)	537
Provision for income taxes-Per Exhibit B	**(57)**	**9,347**

c) Deferred Income Taxes Payable-this represents the tax on the cumulative additional depreciation taken on Federal and State Income Tax Returns that is in excess of depreciation on the financial statements. The amount of this Federal and State Tax is $2,532 for year ended March 31, 2002 and $3,214 for year ended March 31, 2001.

d) Income Taxes per Returns-Taxable Income of the California State Tax Return is $37,574 for the year ended March 31, 2001; the taxable income for the Federal Income Tax Return is $26,663 for the year ended March 31, 2001. For the year ended March 31, 2002, both Federal and State returns showed losses of $5,920 and $7,004, respectively. The Federal loss results in a $888 Federal income tax refund and the state loss has a possible future tax benefit of $310 reduction in tax

4) LEASES

The next page shows the lease payment schedule for the Company's main office at 808 Madison Ave. in Fair Oaks, CA:

EXHIBIT D

Period	Amount
1/01/2000 to 3/31/2000	8,891
4/01/2000 to 3/31/2001	35,566
4/01/2001 to 12/31/2001	26,674
1/01/2002 to 3/31/2002	9,198
4/01/2002 to 3/31/2003	36,792

The rent expense on Exhibit B has been increased by the $490 per month rent for the Company's Livermore office and reduced by approximately $6,000, which are the reimbursements received from the Company's representatives for rental of office space. Both the Livermore rent and the amounts received from the representatives are month to month leases.

In addition, the Company has paid $462 per month on an auto lease that terminates in March, 2003.

5) Investments-The Company has purchased 2800 shares and 1200 warrants in NASDAQ Stock Market, Inc. for a total investment of $52,600. 300 of these shares were issued on June 28, 2000; the remaining 2500 shares have not been issued as of March 31, 2002. The Company has assigned 1500 of these unissued shares to two of its officers and has collected $19,500 from them. In addition, the Company has received $10,000 from its only shareholder, Robert Schoen for approximately 769 shares reducing its investment in NASDAQ stock and warrants shares to $23,100. The warrants allow the Company to purchase shares equal to of the number of warrants@ $13 on or after two years from issue date, 1,200 shares @ $14 on or after three from issue date, 1200 shares @ $15 on or after four years from issue and 1,200 shares @ $16 on or after five years from issue date. Because of its purchase of 300 shares, the Company has additional warrants to purchase an additional 300 shares on or after March 10, 2002, 300 more on or after on each of March 10, 2003, 2004 and 2005

A summary of the Company's investments is shown on the next page.

(Continued on next page)

	MARKET VALUE ON MARCH 31, 2002	2001
1,800 sh Biomira	6,242	$11,137
1,000 shares Ampex Corp CIA	160	311
1,000 Western Digital	6,230	
300 shares NASDAQ Stock Market	3,300*	3,300*
231 sh NASDAQ Stock Market	3,000*	13,000*
1200 warrants NASDAQ Stock Market	16,800*	16,800*
Total Investments-Per Exhibit A	**35,732**	**44,548**
Cost of above investments	66,033	67,966

*Market value in not available so cost is used for carrying value.

The accompanying financial statements include realized losses from sales of securities and changes in unrealized losses.

6) Insurance-During the year ended March 31, 2002, the Company collected $4,954 more from its representatives than the insurance company charged for error and omissions insurance for its policy year ended July 15, 2002. The premium for the policy year ended July 15, 2003 is expected to greatly increase and the excess payments will be used for that insurance. The $4,954 is included in accounts payable on Exhibit A.

7) Off Balance Sheet Risk-The two main risks the Company has are market fluctuations in its securities shown in item 5 above and customers not paying for stock purchased or delivering stock sold. Typically, the Company gets reimbursed from the representative, whose customer caused the loss. In the event the representative is not able to cover the loss, the Company would be liable.

QUEST SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AS OF MARCH 31, 2002

STOCKHOLDERS' EQUITY-		
Per Exhibit A		138,179
Add: Deferred income tax liability		2,532
(LESS) UNALLOWABLE ASSETS		
Commissions and concessions receivable net of related payable	204	
Other receivables	1,037	
Deferred income tax benefit	3,759	
Prepaid expenses	5,579	
Carrying value of fixed assets	11,868	
Deposit	2,548	
NASDAQ Stock subscribed-net of amounts purchased by others	23,100	
TOTAL REDUCTIONS		(48,095)
SUBTOTAL		92,616
HAIRCUTS:		
Common Stock Securities 15%	1,895	
Money Market 2%	336	(2,231)
NET CAPITAL , March 31, 2002		90,385

SCHEDULE 1

QUEST SECURITIES, INC.
EXCESS NET CAPITAL
MARCH 31, 2002

NET CAPITAL-Per Schedule 1 above		90,385
a) Minimum Requirement	50,000	
b) 6 2/3% Aggregate indebtedness	5,762	
Larger of a) or b) above		50,000
EXCESS NET CAPITAL, MARCH 31, 2002		40,385

SCHEDULE 2

QUEST SECURITIES, INC.
RECONCILIATION OF NET CAPITAL TO COMPANY'S FOCUS REPORT FOR QUARTER ENDED MARCH 31, 2002

Net Capital per Focus Report for quarter ended March 31, 2002	82,953
ADD: Additional allowable commissions net of commissions payable	6,621
Deferred income tax payable adjustment	1,147
SUBTOTAL	90,721
LESS: Additional haircut	336
Net Capital per schedule 1 above	**90,385**

SCHEDULE 3

QUEST SECURITIES, INC
CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED MARCH 31 2002

Stockholders' Equity, April 1, 2001	165,321
Add. Net income per Exhibit B	(27,142)
Stockholders' Equity, March 31, 2002 Per Exhibit A	**138,179**

SCHEDULE 4

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Quest Securities, Inc.

I have audited the financial statements of Quest Securities, Inc.(a California Corporation) for the year ended March 31, 2002 and have issued my report thereon dated May 9, 2002. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, cou8ld adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Quest Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3(k). I did not review the practices and procedures following by the Company (i) in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of the differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal

accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

My study and evaluation made for limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Quest Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

W. PIERCE BROWNELL
Certified Public Accountant

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish those objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the Commission's objectives.

This report in intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Pierce Brownell

San Rafael, CA
May 16, 2002